October 4, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Premier Biomedical, Inc.
Registration Statement on Form S-1
File No. 333-218250

Dear Mr. Edwards:

The following responses of Premier Biomedical, Inc. (the “Company’) are being provided in response to your comment letter dated September 26, 2017, regarding the above-listed Registration Statement on Form S-1 for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response. Defined terms not otherwise defined herein have the meanings given to those terms in the Registration Statement.

Registration Statement on Form S-1

Private Placement of Common Shares, Warrants and Convertible Notes, page 17

1. Please clarify the aggregate amount of convertible notes to be issued to Selling Shareholders. The disclosure in this section indicates that the aggregate amount to be issued is $300,000, but the calculation of the amount of conversion shares appears to assume the aggregate amount of convertible notes is $450,000.

Response: In response to the Staff’s comment, we have amended the Registration Statement throughout to clarify that the aggregate amount of all securities issued to the Selling Shareholders thus far is $450,000 and after the Third Closing, which will take place within a short time after the effectiveness of this resale Registration Statement, convertible notes with an another $150,000. On August 8, 2017, convertible notes in the aggregate amount of $150,000 were exchanged for part of the securities issued in the First Closing and Second Closing. Another $150,000 of convertible notes will be issued to the Selling Shareholders at the Third Closing, which at that time will represent an aggregate of $300,000 of outstanding convertible notes issued to the Selling Shareholders. We are registering only the shares of common stock issuable pursuant to these convertible notes.

2. Please revise your disclosure to include the terms of the convertible notes that will be issued in the Third Closing. Please also file a form of the convertible note as an exhibit to your registration statement.

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

Response: The terms of the Notes to be issued in the Third Closing will be the same as the notes issued in the prior closings. The Registration Statement has been updated accordingly and the form of convertible note has been added as Exhibit 10.59.

Selling Shareholders, page 20

3. We note the statement on page 20 that the table lists the beneficial ownership of the Selling Shareholders as of May 16, 2017. Please update this to the most recent practicable date.

Response: The Company has updated this and all other disclosures with regard to outstanding securities based on the number of outstanding securities as of October 2, 2017.

General

4. We note the fee table and prospectus cover page indicate that the prospectus relates to shares of common stock issuable upon conversion of convertible notes. However on page 18 you state that the registration statement also covers shares issuable upon exercise of Series A Warrants in addition to the convertible notes. In addition, on page 20 you indicate the common stock being offered includes outstanding shares previously issued and shares issuable upon the exercise of the Series A Warrants and Series B Warrants, while page 21 says that you are registering common stock issued in the First Closing and shares issuable upon exercise of the Warrants. We also note that the definition of "Registrable Securities" in the amended Securities Purchase Agreement and Registration Rights Agreement excludes shares issued in the First Closing. Please revise your filing throughout to clearly state the securities that you are registering for resale, including a clear description of the original transaction in which the selling shareholders received these securities. Please also have counsel revise the legal opinion accordingly.

Response: The Company acknowledges the Staff’s comment and has amended the Registration Statement to correct these errors and provide a clearer description of the private offering transaction. We are not registering any shares that are currently outstanding or issuable pursuant to warrants.

Please see counsel’s revised legal opinion attached as Exhibit 5.1 to the amended Registration Statement filed concurrently with this letter.

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

5. We note your disclosure on page 21 that the number of shares you are registering for resale represents approximately 20% of your outstanding common stock held by nonaffiliates. However, it appears that the total number you are using for the outstanding stock held by non-affiliates does not fully account for the total held by officers and directors and the shares held by the selling shareholders. Please advise. In addition, given the size and nature of the offering, including certain characteristics of the convertible notes, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to fix the price at which the shares will be sold and identify the selling shareholders as underwriters. To the extent that you disagree with our assessment, please explain why you believe the transaction is appropriately characterized as one that is eligible to be made pursuant to Rule 415(a)(1)(i). For guidance, refer to Compliance & Disclosure Interpretations, Securities Act Rules, Question 612.09 and include discussion in your analysis of the terms of the convertible notes, including the fixed conversion price at a 60% discount to market price, the reduction in conversion price in the event you make subsequent equity issuances below the conversion price (as discussed in Section 5 of the convertible note), and your ability to service the convertible notes with cash at maturity.

Response: We acknowledge the Staff’s comment and respectfully submit that the offering of the Selling Shareholders’ shares of common stock as set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and therefore, is a secondary offering and is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

As of October 2, 2017, 491,852,004 shares of common stock were outstanding. Affiliates own 32,453,672 outstanding shares of common stock and may exercise warrants or convert preferred stock to receive an additional 24,400,000 shares for an aggregate beneficial ownership of 56,853,672 shares of common stock. The selling shareholders own 40,000,002 outstanding shares of common stock and may convert or exercise warrants or convertible securities to receive an additional 37,497,360 shares of common stock for an aggregate beneficial ownership of 77,497,366 shares of common stock. Notwithstanding the foregoing, the Selling Shareholders may not convert or exercise their convertible securities if such conversion or exercise would cause them to beneficially own more than 4.99% of all outstanding shares of common stock, and as a result, the Selling Shareholders are not, and never will be, affiliates. Therefore, after subtracting 32,453,672 shares held by affiliates, 459,398,332 shares are held by non-affiliates, and after the offering of the 105,000,000 shares proposed to be sold by the Selling Shareholders, non-affiliates will own 564,398,332 shares of common stock. Assuming the Selling Shareholders are able to sell all of the 105,000,000 shares proposed to be sold in the offering, the shares will represent only 18.6% of the shares of our outstanding common stock held by non-affiliates.

In your comment you noted that the selling shareholders were not included as affiliates in the calculation of certain percentages in our disclosure. For the reasons set forth in the next paragraph and item number three below, we assert that they are not affiliates and we have properly counted them as non-affiliates in our disclosures.

The Selling Shareholders do not have sufficient ownership to control shareholder voting or influence our business policies or decision making because of the limitations on conversion of the convertible notes and exercise of the warrants they hold. Under these limitations, they may not convert the convertible notes or exercise their warrants if a conversion or exercise would cause them to own in excess of 4.99% of our outstanding shares of common stock. Further discussion of our relationship with the Selling Shareholders is set forth below. As non-affiliates, we did not count them as affiliates in our calculations. However, even if they were considered to be affiliates, the combined total of shares held by non-affiliates would be 427,452,002 shares, and the 105,000,000 shares being sold in this offering would make up 19.7% of our outstanding shares of common stock held by non-affiliates after the offering.

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

Compliance & Disclosure Interpretations, Securities Act Rules, Question 612.09 provides, in pertinent part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Rule 415(a)(1)(i) Analysis

As detailed below, we have considered the above factors and respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis in the future under Rule 415(a)(1)(i) of the Securities Act. The following is our analysis of the factors listed in Question 612.09, as quoted above:

1. How Long the Selling Shareholders Have Held the Shares.

The shares being registered in this offering are underlying shares of convertible notes held by the Selling Shareholders. The Selling Shareholders received half of the convertible notes upon exchange of other securities for the convertible notes on August 8, 2017. The other half of the convertible notes will be issued to the Selling Shareholders within two days after the effectiveness of this resale Registration Statement (i.e., the Third Closing). Following the Third Closing, the Selling Shareholders will hold convertible notes with an aggregate principal amount of $300,000. We are registering 105,000,000 shares for resell upon conversion of these notes.

While a longer holding period is more indicative of an investment transaction as opposed to an underwriting transaction, we note that no particular holding period is required. The Selling Shareholders made half of their overall committed investment with us on March 30, 2017 at the First Closing. Although certain terms of the private placement were revised on August 8, 2017, the Selling Shareholders have been committed since March to provide the same level of investment. Using Rule 144 as an analogous holding period, the Selling Shareholders have held the securities, and been at risk, at least as long as required under Rule 144.

When we filed the Registration Statement, the private offering of the convertible notes was complete and each of the Selling Shareholders was irrevocably bound to the terms of its Securities Purchase Agreement and the convertible notes.

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

2. Circumstances under which the Selling Shareholders Received the Shares.

The Company privately negotiated with each of the Selling Shareholders in an arm’s length transaction. We respectfully assert that the transactions have the characteristics of an investment transaction by the Selling Shareholders rather than those of an underwritten offering. Unlike an underwritten offering, the Company and Selling Shareholders have no agreement with underwriting terms or any other agreement as to the price at which the Selling Shareholders may resell their shares to the public. The Selling Shareholders will not receive a commission for selling their shares and will be free to make their own individual investment decisions as to the timing of any resale.

While the terms of the private offering to the Selling Shareholders may not be the most favorable to us, they represent the extreme risk that the Selling Shareholders took to provide a significant level of funding at a time when our stock was trading around $0.01 and we had yet to show revenues in our financial statements. The private offering of the convertible notes was complete upon the filing of this Registration Statement; therefore, the Selling Shareholders bear market risk with respect to the convertible notes and the underlying shares. For these reasons, we believe the private offering to the Selling Shareholders represents an offering that was entered into for investment purposes and not to distribute our securities.

Further to this analysis, the Selling Shareholders have been at risk since they committed to provide us with total investments of $600,000 and paid half on March 30, 2017. Although the Securities Purchase Agreements were revised on August 8, 2017, the terms were minor changes that were revised counter to their financial interest and their overall commitment did not change.

3. Relationship of the Selling Shareholders to the Company.

None of the Selling Shareholders is an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between us and each Selling Shareholder is the relationship established through the arm’s length financing transactions discussed in the Registration Statement. Each Selling Shareholder has agreed to acquire our securities for investment purposes as a principal, not as an agent, and bears market and issuer risk for all securities purchased. The Selling Shareholders will retain all proceeds from the resale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds we receive from the issuances of the convertible notes to Selling Shareholders are not dependent on the price at which the Selling Shareholders ultimately resell the shares pursuant to the Registration Statement.

In addition, the Selling Shareholders will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any common stock, as applicable. The Selling Shareholders will retain all proceeds from the resale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

At no time since the execution of the Securities Purchase Agreements have the Selling Shareholders had the ability to control or influence the decisions of the Company. With the blocker provisions of the Securities Purchase Agreements, convertible notes and warrants held by the Selling Shareholders, they may not acquire more than 4.99% of our outstanding shares of common stock. Therefore, the Selling Shareholders may not become affiliates of the Company and lack the ability to control or influence our decisions based on their ownership positions.

We also note that even if a Selling Shareholder was an affiliate of the Company, pursuant to C&DI 212.15 the Staff has acknowledged that “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” For the reasons set forth above, we assert that the Selling Shareholders’ are only connected to the Company as investors that assume market risk with respect to the common stock they acquire upon conversion of the convertible notes, and the sale of these shares is appropriate for resale under Rule 415 (a)(1)(i).

4. The Amount of Shares Involved.

As mentioned above, affiliates own 6.7% of our outstanding common stock prior to this offering. The Selling Shareholders have an aggregate ownership of 8.1% of our outstanding common stock prior to this offering. The 105,000,000 shares of our common stock being registered for resale in this Registration Statement would represent 17.6% of our outstanding shares of common stock held by non-affiliates, if issued as of the date hereof.

In the context of convertible securities that have the potential for a significant dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. If all of the shares being registered here were sold, the shares would only represent 17.6% of the outstanding shares held by non-affiliates. Therefore, we assert that the size of this offering does not involve such a significantly high volume of shares of common stock that would exceed the standard used by the Staff and market norms. While existing shareholders will experience some dilution, the terms of this transaction have been disclosed since March, during which time the Selling Shareholders have held restricted securities. Sufficient time has been given for the market price to reflect the shares held or to be held by the Selling Shareholders. Under this disclosure-based registration process and applicable securities laws and rules, we believe that the amount of shares involved in this resale offering are within the standards of the Staff, law and market norms.

5. Whether the Selling Shareholders are in the Business of Underwriting Securities.

None of the Selling Shareholders is in the business of underwriting securities. At no time have they been affiliated with or acted as securities broker-dealers or representatives thereof. Certain of the Selling Shareholder are investment funds focused on making equity and debt investments across broad and diverse industries. The Selling Shareholders are not in the business of market-making. The Selling Shareholders are in the business of holding securities solely for investment purposes; they do not seek to underwrite or sell securities on behalf of others. The manner in which the Selling Shareholders conduct their business strongly supports the conclusion that they are not underwriters or otherwise conduits for a primary offering.

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

6. Whether Under all Circumstances It Appears the Selling Shareholders are Acting as a Conduit for the Company.

The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholders. The Selling Shareholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities. There is no evidence to suggest that any of the Selling Shareholders are acting in concert to effect a coordinated distribution of the Shares. Each of the Selling Shareholders is free to make independent decisions whether to hold or sell their securities based on their own individual investment objectives. The Company respectfully submits that, in light of all of the circumstances, the Selling Shareholders are not acting as an underwriter on behalf of, or as a conduit for, the Company.

Terms of the Convertible Notes

While the terms of the convertible notes are quite onerous on us we believe that the overall circumstances of the offering lead to the conclusion that this is a secondary offering. The terms of the convertible notes do not negate this conclusion as discussed below.

1. Conversion Price at a Discount to Market Price.

The conversion price of the convertible notes is set at 60% of the lowest traded market price in the fifteen (15 trading days prior to the conversion date (a 40% discount). In the event of a default, the conversion price adjusts to 50% of the lowest traded market price in the fifteen (15 trading days prior to the conversion date (a 50% discount). Given our situation, these were the best terms we could negotiate. While the Conversion Price of the notes is based on a pricing formula tied to the market price, there is an existing market for the securities. The primary concern for a market-based price is that there is no established market to look to for a fair price. Here, our common stock trades on the OTC Markets platform under the symbol “BIEI.” The average monthly trading volume over the past year is 119,717,132 shares. We assert that this market is sufficient to fairly price our common stock and it is appropriate for the Selling Shareholders to resell the shares underlying the convertible notes at market prices.

Many registrants have registered shares underlying convertible notes where the notes were convertible at a discount to market price. There is no line at which a discount becomes too much, just a general distaste that we share with regard to these terms, terms that reflect the risk and current financial position of the Company. At the very least, this term alone, in light of all the circumstances, does not prevent us from being eligible to register the underlying shares pursuant to existing regulations.

2. Change in Conversion Price for Subsequent Equity Issuances.

The convertible notes contain a provision in Section 5(b) that adjusts the Conversion Price to the effective price per share of a subsequent issuance that prices our common stock below the Conversion Price. The Conversion Price is already at a 40% discount to the market price. It would be an extremely unlikely situation where we would sell our common stock for less than a 40% discount to market price. It is simply a fair term for the Selling Shareholders that benefits all shareholders because it discourages us from issuing equity securities at an unreasonable discount.

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

Regardless of the remote likeliness of this being triggered, it places more market risk on the Selling Shareholders and is favorable to existing shareholders. If a Dilutive Issuance occurs, the Selling Shareholders will no longer be able to convert their notes at the normal Conversion Price, which contains a discount to the lowest traded price in the past fifteen days, but the Conversion Price will be made equal to the Base Conversion Price, which does not contain a discount to market price. In the case of a Dilutive Issuance, the discount in the Conversion Price goes away and the Selling Shareholders would have to convert their notes at prices that would likely be the current market price. If the market continues to drop, without further issuances by the Company, the Selling Shareholders will be left with the Base Conversion Price as their Conversion Price.

We believe this feature is one that increases the market risk to the Selling Shareholders and supports registration of the shares underlying the convertible notes consistent with current regulations.

3. Ability to Pay Convertible Notes at Maturity.

As explained in our Registration Statement, we have only just begun to sell our pain management products. Our net operating loss was $160,061 for the six-month period ended June 30, 2017. At June 30, 2017, we had cash on hand of $125,341 and current liabilities (excluding derivative liabilities of $6,253,880) of $251,293. The convertible notes were issued subsequent to June 30, 2017 and are not reflected in those numbers. With revenues beginning to come in, we will finally be able to rely on something other than investments from third parties to finance our business. We do not like these convertible notes any more than the Staff does, but in order to keep the business running until we are generating revenues, we had to take this option.

We have had convertible notes in the past, and earlier this year we were able to repay some of them before conversion. We intend to do all we can to repay the convertible notes before conversion. Our goal has been to get out of these types of investments and into something that is better for us and our existing shareholders. But like any start-up company, we have had to rely on a number of refinancings to keep the business growing. It is likely we will again have to refinance if we must pay the convertible notes at maturity, but with revenues already coming in, we expect to be able to use revenues to pay at least part of the convertible notes and negotiate better terms in any subsequent financings that may be necessary. We believe the rules allow us to register the underlying securities for the reasons set forth herein.

In conclusion, based on these facts and circumstances, and consistent with the Staff’s guidance in C&DIs 612.09 and elsewhere, the Company respectfully submits that the Selling Shareholders’ resale of the shares of common stock under the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

United States Securities and Exchange Commission

Division of Corporation Finance

October 4, 2017

Thank you for your time and attention to this matter. Should you have any questions, please contact our counsel, Brian Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ William A. Hartman
William A. Hartman
Chief Executive Officer